The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

June 25, 2008

Mr. Jorge A. Rivera,
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3720
Washington, D.C. 20549
Telephone Number: (202) 551-3786
Telecopier Number: (202) 772-9205

Re:         Calypso Wireless, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed May 28, 2008
File No. 001-08497

In response to your comment letter dated June 16, 2008, Calypso Wireless, Inc. (the “Company,” “we,” and “us”) has the following responses:

General

1.  Please revise your preliminary proxy statement to provide all the disclosure required by Item 6 of Schedule 14A, including the information required by Item 403 of Regulation S-K.

RESPONSE:

The Company has revised its preliminary proxy statement to include the disclosures required by Item 6 of Schedule 14A, including the information required by Item 403 of Regulation S-K as you have requested.  As such, the subsection titled “Security Ownership of Certain Beneficial Owners and Management,” can be found in the introductory section of the proxy statement.

Proposal No. 1, page 8

2.  We note you are seeking stockholder approval to (i) increase the authorized number of shares of common stock from two hundred million (200,000,000) to three hundred million (300,000,000) shares; (ii) decrease the required minimum number of directors from three (3) to one (1) and remove the requirement that the company maintain a staggered board; (iii) change the stated purpose for which the company was organized; (iv) and change and add other miscellaneous language and provisions.  Please revise you preliminary proxy statement to unbundle these proposals so that shareholders may vote on them as separate matters.  See Rule 14a-4(a)(3) of Regulation 14A and the Division of Corporation Finance’s September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations.

RESPONSE:

The Company has revised its preliminary proxy statement to “unbundle” its original single proposal to file an Amended and Restated Certificate of Incorporation to amend its Certificate of Incorporation.

There are now six (6) separate proposals to file Certificate of Amendments to the Company’s Certificate of Incorporation that shareholders may vote on individually.  Please note that the Company has determined that it is not in its best interest to decrease the required minimum number of directors from three (3) to one (1), and this specific amendment has been removed from the preliminary proxy statement.

Proposal No. 2, page 15

3.  Since action will be taken with respect to a compensation plan in which directors and executive officers are eligible to participate, please revise your preliminary proxy statement to provide all the disclosure required by Item 8 of Schedule 14A regarding compensation of executive officers.

RESPONSE:

The Company has revised its preliminary proxy statement to include the disclosure required by Item 8 of Schedule 14A regarding compensation of executive officers.  As such, the subsection titled “Executive Compensation,” can be found in the Section of the proxy statement titled “Proposal 7 – Ratification of the Company’s 2008 Stock Incentive Plan.”

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate

Certification of the President of
Calypso Wireless, Inc.

I, Richard Pattin, as President of Calypso Wireless, Inc. (the “Company”), certify and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Calypso Wireless, Inc.

/s/ Richard Pattin
Richard Pattin
President

Date: June 25, 2008